Mail Stop 3561

February 12, 2007

Jeff Oscodar, Chief Executive Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, CA 94107

> **Re:** **Handheld Entertainment, Inc.**
> **Post-Effective Amendment 1 to Form SB-2 on Form S-3**
> **Filed January 16, 2006**
> **File No. 333-133215**
> **Registration Statement on Form S-3**
> **Filed January 30, 2006**
> **File No. 333-140332**
> **Form 10-QSB for the fiscal quarter ended September 30, 2006**
> **Filed November 14, 2006**
> **File No. 001-32985**

Dear Mr. Oscodar:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Form SB-2 on Form S-3

1. General Instruction I.A.3.(b) of Form S-3 requires that as a condition of using Form S-3 that a registrant has timely filed all required reports during the last twelve months. We note that

your current report on Form 8-K filed on July 7, 2006 was filed late. Please note that the safe harbor for Form S-3 eligibility relates to Item 5.02(e) and not Item 5.02(c) information. Refer to General Instruction I.A.3.(b) of Form S-3 and SEC Release 33-8732A.

2. We note that you have regained compliance after receiving a notice of delisting from the Nasdaq. In an appropriate section, please update your listing status by discussing why you were in non-compliance with the listing standards and how you were able to regain compliance. Please disclose the date that you regained compliance. In addition, in the Form S-3, we note that you are registering warrants for resale; please disclose in the Form S-3, the market and trading symbol for your warrants.

Incorporation by Reference, page 17

3. Form S-3 requires that you incorporate by reference your latest annual report on Form 10-KSB and all other Section 13(a) or 15(d) reports filed since the end of the fiscal year covered by the Form 10-KSB. Please revise to include the Form 8-K filed on October 31, 2006. In addition, it appears that you have incorporated by reference those reports filed after the date you filed your most recent Form 10-KSB, rather than since the end of the fiscal year covered by your Form 10-KSB. It also appears that you have did not incorporate your amended Form 10-QSB filed on July 3, 2006. Please revise or advise.

Undertakings, page II-2

4. Please revise to include the undertakings required by Item 512(a)(1), (e), and (g) of Regulation S-B.

Signatures

5. Please amend your filing to include your controller/principal accounting officer's signature.

Form S-3

6. Please revise this filing to comply with all of the above comments.

7. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with

whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

    - the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

        - the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

        - the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

            - if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

            - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

        - the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

        - the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

        - the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

10. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

11. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment eight above;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment nine and comment ten above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment eight and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment nine divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

12. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

13. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

14. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

15. Please provide us, with a view toward disclosure in the prospectus, with:

    - a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

    - copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

    If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

16. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

17. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Incorporation by Reference, page 20

18. Please revise to include the current reports on Form 8-K filed on February 1, 2006 and February 9, 2006. In the alternative, you may include the language discussed in Telephone Interpretation No. H.69, Manual of Publicly Available Telephone Interpretations (July 1997).

Form 10-QSB for the fiscal quarter ended September 30, 2006

19. We note that you state that your disclosure controls and procedures were effective in ensuring that material information that you are required to disclose in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also, please confirm that your disclosure regarding the effectiveness of your disclosure controls are accurate in light of the entire definition of disclosure controls and procedures, or otherwise amend your Form 10-QSB accordingly.

***

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring
    the filing effective, does not relieve the company from its full responsibility for the adequacy
    and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in
    any proceeding initiated by the Commission or any person under the federal securities laws of
    the United States.

        In addition, please be advised that the Division of Enforcement has access to all information
you provide to the staff of the Division of Corporation Finance in connection with our review of
your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they
relate to the proposed public offering of the securities specified in the above registration statement.
We will act on the request and, pursuant to delegated authority, grant acceleration of the effective
date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of the
registration statements. Please allow adequate time after the filing of any amendments for further
review before submitting a request for acceleration. Please provide this request at least two
business days in advance of the requested effective date.

        You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Peggy Kim, Senior
Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any questions.

                                                        Sincerely,

                                                        H. Christopher Owings
                                                        Assistant Director

cc: Harvey J. Kesner, Esq.
     Haynes & Boone, LLP
     (212) 918-8989